July 22, 2008 VIA EDGAR AND BY FACSIMILE Ann Nguyen Parker, Branch Chief Division of Corporation Finance U.S. Securities and Exchange Commission 100 F Street, NE Washington, D.C. 20549-4561	OUR FILE NUMBER 848668-002 WRITER’S DIRECT DIAL (202) 383-5149 WRITER’S E-MAIL ADDRESS rplesnarski@omm.com

Re:	Synutra International, Inc.
Preliminary Information Statement on Schedule 14C
Filed June 17, 2008
File No. 1-33397

Dear Ms. Parker:

On behalf of Synutra International, Inc. (the “Company”), this letter sets forth the Company’s response to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in your letter dated July 8, 2008 (the “Comment Letter”), regarding the Company’s above-referenced preliminary information statement filed on June 17, 2008, pursuant to Rule 14c-5 under the Securities Exchange Act of 1934 (the “Preliminary Information Statement”). For the convenience of the Staff, each comment from the Comment Letter is restated in italics prior to the Company’s response to such comment.

Form S-1 filed April 11, 2008

1.
We note that several changes to your corporate governance documents have been approved. Please ensure that in the next amendment to the Form S-1, file no. 333-150216, you provide discussion describing in necessary detail the changes. Also file as exhibits the amended governance documents.

Response:

We advise the Staff that, prior to any request for effectiveness, the Company will amend its registration statement on Form S-1 (File No. 333-150216) to discuss in necessary detail the changes to its corporate documents. In addition, the Company will file the revised corporate governance documents as exhibits to the Form S-1.

U.S. Securities and Exchange Commission, July 22, 2008 - Page 2

Schedule 14C filed June 17, 2008

Action One - Charter Amendments, page 3

Staggered Board, page 4

2.
Please disclose whether, once the staggered board provision becomes effective, director vacancies that occur during the year may be filled by the board of directors to serve only until the next annual meeting or may be filled for the remaining of the term.

Response:

The Company has amended the Preliminary Information Statement to disclose that should a vacancy occur or be created on the Board, such vacancy shall be filled by a majority vote of the then serving directors, and such newly appointed director shall serve for the remainder of the term of such class.

Common Stock and Preferred Stock, page 5

Preferred Stock, page 5

3.
We note that the amendment to the Certificate of Incorporation will permit the board to make determinations regarding the "number of shares initially constituting such series" and "the increase and the decrease to a number not less than the number of the then outstanding shares of such series." Please discuss the general effect of these changes to the Certificate of Incorporation on the rights of the existing shareholders and their anti-takeover effect. Also, please discuss whether you have any plans, proposals or arrangements to issue shares of preferred stock in connection with an acquisition or financing transaction, and discuss the material terms of such plans. If you do not have such plans, please provide disclosure to that effect.

Response:

The Company has amended the Preliminary Information Statement to disclose that the ability of the Board to determine the number of shares in a series, and to increase and decrease the number of shares constituting such series, could potentially decrease the amount of earnings and assets available for distribution to holders of shares of common stock. In addition, such authority may also adversely affect the rights and powers, including voting rights, of such stockholders and may have the effect of delaying, deterring or preventing a change in control of the Company. At this time, the Company has no plans, proposals or arrangements to issue shares of preferred stock.

Action Three - Bylaw Amendments, page 11

Plurality voting, page 12

4.	Please discuss all the material adverse effects resulting from the implementation of plurality voting in the election of directors. Explain how plurality voting will "reinforce

U.S. Securities and Exchange Commission, July 22, 2008 - Page 3

the classified board provision" and will make the board "less accountable to stockholders."

Response:

The Company has amended the Preliminary Information Statement to expand its discussion of plurality voting to indicate that, since under a plurality voting standard, the candidate who receives the greatest number of votes is elected, regardless of whether such candidate receives a majority of the votes cast, the Board may become less accountable to the stockholders. For example, under the plurality voting standard, a director who receives more “withhold” votes than “for” votes will not be required to tender his resignation and will be elected to the Board.

Rights Plan, page 13

5.
Please discuss all the material adverse effects resulting from the possible adoption of a rights plan, such as preventing stockholders from realizing higher stock prices by deterring unsolicited merger offers.

Response:

Company has amended the Preliminary Information Statement to indicate that if adopted by the Board, a rights plan may adversely affect stockholders by preventing stockholders who might otherwise wish to participate in an unsolicited merger offer from being able to do so. In addition, a rights plan may adversely affect stockholders’ ability to realize higher gains on their stock holdings by deterring unsolicited merger offers.

The Company acknowledges that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

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U.S. Securities and Exchange Commission, July 22, 2008 - Page 4

We appreciate the Staff’s comments and request that the Staff contact the undersigned at (202) 383-5149 or (202) 383-5414 (facsimile) with any questions or comments regarding this letter.

Very truly yours,

/s/ Robert T. Plesnarski

Robert T. Plesnarski
of O’MELVENY & MYERS LLP

cc:	Carmen Moncada-Terry, Esq.
Securities and Exchange Commission

Weiguo Zhang, President and Chief Operating Officer
Synutra International, Inc.